Filed Pursuant to Rule 424(b)(3)
File No. 333-126526

Prospectus Supplement No. 2
(To Prospectus dated October 25, 2005)

GLOBAL MATRECHS, INC.

127,576,685 shares of common stock of

This prospectus supplement supplements the Prospectus dated October 25, 3005 relating to the resale of 127,576,685 shares of our common stock. This prospectus supplement should be read in conjunction with the prospectus.

Recent Developments

Sale of True to Form Limited

On December 29, 2005, we entered into a Stock Purchase Agreement with Mark J. Allen and True to Form Limited, Inc. pursuant to which we sold 100 shares of common stock of True to Form, representing all of its outstanding capital stock, to Mr. Allen. As a result of this sale, we no longer hold any equity interest in True To Form.

We acquired True To Form from its sole shareholder, Mr. Allen, who was, until the consummation of the transactions described in this supplement, a member of our board of directors and an Executive Vice President. The transactions contemplated in the Stock Purchase Agreement were the result of arm’s length negotiations and was approved by the disinterested member of our Board of Directors. The consideration was determined on the basis of these negotiations and consists of:

•	the issuance by True To Form to us of the promissory note described below;

•
the cancellation of the promissory note issued to him by True to Form in connection with our purchase of True to Form, which was in the initial principal amount of $500,000, and the cancellation of our guaranty of the amounts owed under that promissory note; and

•
the surrender by Mr. Allen of the 10,000,000 shares of our common stock that were issued to him as partial consideration for our purchase of True to Form on December 31, 2004 and the cancellation of all other equity interest in Global Matrechs held by Mr. Allen.

In addition, we agreed to the cancellation of amounts owed under a note issued by us to True to Form for working capital purposes. The initial principal amount of the note was $200,000.

As partial consideration for the sale of True to Form to Mr. Allen, True to Form has issued to us a promissory note in the initial principal amount of $250,000. The promissory note accrues interest at an annual rate of one percent plus the prime rate as reported by a nationally recognized commercial bank. True to Form is required to make quarterly payments equal to three percent of gross sales in excess of $315,000, if any, for the quarter immediately preceding each such payment. The note matures on January 1, 2011, at which point all principal and interest then outstanding on the note becomes immediately due and payable.

Included in the Stock Purchase Agreement is a general mutual release between Mr. Allen and True to Form and us, with the exception of any claims arising in connection with the transactions contemplated in the Stock Purchase Agreement. Further, we, Mark Allen, and True to Form agreed that each of the agreements entered into on or about December 31, 2004 relating to our acquisition of True to Form, including an Agreement and Plan of Merger, a Security Agreement, a Pledge Agreement, a Share Escrow Agreement, our Employment Agreement with Mr. Allen, and a promissory note issued by us to True to Form for working capital purposes, were terminated effective immediately and of no further force or effect.

Departure of Director

Effective December 29, 2005, Mark J. Allen resigned from his positions as Executive Vice President and Director of Global Matrechs, Inc. This action was not, to the knowledge of any executive officer of the Company, because of a disagreement on any matter relating to the Company’s operations, policies or practices.

Investing in our common stock involves a high degree of risk.
See Risk Factors beginning on page 7 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is January 6, 2006